EXHIBIT 77H
RIVERSOURCE INTERNATIONAL SERIES, INC.

For RiverSource Disciplined International Equity Fund: During the six-month period ended Oct. 31, 2009, the Fund served as an underlying investment of affiliated funds-of-funds. The Disciplined Asset Allocation Portfolios, RiverSource Portfolio Builder funds, RiverSource Income Builder funds, RiverSource Retirement Plus funds and RiverSource Investments, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.

For Threadneedle International Opportunity Fund:

During the six-month period ended Oct. 31, 2009, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and RiverSource Investments, LLC, through its initial capital investments, were owners of record of more than 25% of the outstanding shares of the Fund.